NEWS RELEASE
TSX: ELD NYSE: EGO	April 28, 2017

Eldorado Reports 2017 First Quarter Results

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or “the Company”) today reported the Company’s financial and operational results for the first quarter ended March 31, 2017.

First Quarter Financial and Operational Highlights

▪	Profit of $3.8 million ($0.01 per share), compared to a loss of $2.5 million or $0.00 per share in the first quarter of 2016. Adjusted net earnings of $8.0 million ($0.01 per share) compared to an adjusted net loss of $0.7 million ($0.00 per share) in the first quarter 2016.
▪	Gold production of 75,172 ounces, compared to 79,892 ounces from continuing operations.
▪	Gold revenues of $90.5 million on sales of 74,068 ounces of gold at an average realized gold price of $1,222 per ounce.
▪	All-in sustaining cash costs averaged $791 per ounce; considerably lower than 2017 guidance of all-in sustaining costs of $845-875 per ounce.
▪	Cash operating costs averaged $466 per ounce; lower than 2017 guidance of $484-535 per ounce.
▪	Total liquidity of approximately $1.1 billion, including $873.9 million in cash, cash equivalents and term deposits, and $250 million in undrawn lines of credit at quarter end.
▪	Olympias Phase II began commissioning in the first quarter 2017.
▪	Announced receipt of multiple tenders for significantly better concentrate sales terms for gold concentrate produced for beyond 2017 at Olympias Phase II.
▪	Construction at Skouries continued on track for anticipated 2019 start-up.
▪	George Burns set to take on role of President & Chief Executive Officer on April 28, 2017.

“We have had a very successful first quarter of the year, with progress made at all of our development projects,” said Paul Wright, President and Chief Executive Officer. “Commissioning is underway at Olympias Phase II in Greece and we remain on track for declaring commercial production in the third quarter of this year. At Skouries, work continued during the quarter and we are still aiming for production in 2019. Both Tocantinzinho and Certej are progressing with engineering optimizations. As I leave my current role, I am confident that the incoming President & CEO, George Burns, and the Eldorado team are well positioned to continue to grow our company in a manner that provides significant additional value for shareholders.”

Throughout this press release we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non IFRS measures. Please see our MD&A for an explanation and discussion of these non IFRS measures. All dollar amounts in US$, unless stated otherwise.

1

Financial Results
($ millions except as noted)

Continuing Operations for the quarter ended March 31,	2017	2016
Kisladag
Ounces produced	52,644	52,376
Cash operating costs ($/ounce)	446	536
Total cash cost ($/ounce)	464	552
Sustaining capex	5.1	7.0
Efemcukuru
Ounces produced	22,528	27,516
Cash operating costs ($/ounce)	515	478
Total cash cost ($/ounce)	531	500
Sustaining capex	3.8	4.8
Olympias
Ounces produced (1)	0	2,774
Sustaining capex	0	n/a
Subtotal: Continuing Operations
Ounces produced	75,172	79,892
Cash operating costs ($/ounce)	466	519
Total cash cost ($/ounce)	483	536
Sustaining capex	8.9	11.8
(1)	Includes production from tailings retreatment in 2016.

Review of Quarterly Financial Results

Profit attributable to shareholders of the Company was $3.8 million, or $0.01 per share, compared to a loss of $2.5 million, or $0.00 per share in 2016. Adjusted net earnings were $8.0 million ($0.01 per share) as compared to an adjusted net loss of $0.7 million ($0.00 per share) for the first quarter of 2016. The main difference between profit and adjusted earnings in the first quarter of 2017 was a $3.0 million adjustment related to closing cash / working capital recorded on finalization of the sale of the Company’s Chinese assets (see the MD&A for a reconciliation of profit to adjusted earnings).

Gold sales of 74,068 ounces from continuing operations were consistent year over year, while gross profit from continuing gold mining operations increased $4.9 million due to higher gold prices and lower cash operating costs. General and administrative expenses increased $2.1 million year over year due to reorganization costs in Vancouver and Turkey. Exploration expense increased $3.2 million including $0.9 million related to development of an exploration drift at Stratoni. Mine standby costs of $1.0 million were recorded in the first quarter 2017 related to Vila Nova and Perama Hill (2016: $9.6 million mainly related to the temporary suspension of the Skouries development from January to May 2016). The effective tax rate of 80% was higher than an expected rate of 20%-30% due to withholding tax accruals in Turkey, foreign exchange effects on the local tax basis in Greece, and unrecognized losses in Canada and Greece. The relative impact of these factors was approximately equal.

2

First Quarter Review and 2017 Outlook

TURKEY

Kisladag

Kisladag reported gold production of 52,644 ounces for the quarter, in-line with production in the prior year. There was a reduction in ore tonnes to the leach pad year over year as low grade run-of-mine ore is no longer being placed on the pad. Average treated head grade and tonnes mined were higher year over year as the mine accessed higher grade ore at the bottom of the current cut back. Cash operating costs of $446 per ounce improved over 2016 due to higher average treated head grade, and reduced operating costs realized in labour and major consumables through operational improvements. Sustaining capital expenditures of $5.1 million were lower year over year due to reduced project work.

Efemcukuru

Gold production of 22,528 ounces for the quarter was slightly lower than 2016 due to the lower average treated head grade and slightly lower tonnes milled. Cash operating costs of $515 per ounce were higher year on year due to lower grade. Capital expenditures of $3.8 million included underground development, mine equipment overhauls, and process and waste rock/tailings facilities construction projects.

GREECE

Stratoni

Concentrate production for the first quarter was significantly higher year on year due to higher ore tonnes processed and higher zinc head grade. The mine and plant operated largely as planned in comparison to 2016 when operations were disrupted by a suspension of activities, with only two scheduled production days lost due to adverse winter weather conditions in January.

Development of the hangingwall exploration drift progressed according to plan and diamond drilling commenced from the first drill station. Extension of the main footwall access ramp below +117m level to open up future production areas commenced in earnest in January.

Olympias

Development of Olympias Phase II made significant progress during the quarter. The majority of installation work in the process plant, including piping and cabling, was completed and commissioning work commenced in late March. Ore mining and processing began in April. Commercial production is expected by the beginning of the third quarter.

Capital spending for the first quarter at Olympias was $37.1 million, with the majority deployed for continued underground development and rehabilitation in the Olympias underground, construction of the Phase II plant, and construction works in the Kokkinolakas tailings management facility.

During the quarter, the Company also announced that it had received multiple tenders for significantly better concentrate sales terms for gold concentrate produced beyond 2017. This is primarily due to the treatment of higher grade material resulting in better grades in concentrate produced. Under the new sales terms, gold payability rates have increased from 58% up to a maximum of 71%, which is expected to result in an increase of approximately 15,000 ounces of payable gold production per year.  Annual Phase II production is now estimated to be approximately 85,000 ounces of gold (from 72,000 ounces per year previously) plus approximately 55,000 ounces of gold equivalent production.

3

Skouries

Work was restricted in the first quarter due to adverse winter weather. Earthworks, building erection and site clearing all progressed as weather allowed during the quarter. Targeted work included tailings thickener foundations and stockpile dome embankments. Engineering continued for the integrated waste management facility and the filter plant. Equipment selection for the main pressure filters for the filter plant was completed during the quarter. Total capital expenditure for the quarter was $14.0 million.

Perama Hill

The project remains on care and maintenance pending receipt of the Environmental Impact Study permit.

BRAZIL

Tocantinzinho

Installation licenses for the site, road and power line were under review by the Para State government during the first quarter. Basic engineering was nearly completed for the process plant. Detailed infrastructure engineering was ongoing and is expected to be completed during the second quarter. The installation license was received post quarter end, however the tailings and solution ponds permits remain outstanding and are expected later this year. A total of $1.9 million was spent during the quarter.

ROMANIA

Certej

Optimization studies continued during the quarter on the metallurgical process, water and waste management and site infrastructure to support the ongoing permitting activities. These optimizations are required for the oxidative process and the optimizations of waste and tailings material generated. Permitting for offsite infrastructure continued with work progressing on main power line, water tanks and mine access roads and water supply pipelines. A total of $1.9 million was spent during the quarter.

Exploration Review

Exploration activities during the quarter included reconnaissance-stage programs, drillhole targeting and drilling programs at our projects in Greece, Turkey, Romania, Serbia and Brazil. A total of 13,600 metres of exploration drilling was completed.

In Greece, the Company completed the drill-testing of the Fisoka porphyry prospect, and initiated drilling at the Tsikara porphyry prospect near Skouries. The underground resource drilling program at Mavres Petres commenced late in the quarter, targeting previously untested down-dip and along-strike projections of the orebody.

In Romania, drilling was conducted on the Certej North and Bolcana licenses, targeting the Bolcana porphyry system and related epithermal prospects on its periphery.

In Brazil, drilling programs tested both the Vulture and Parnamirim target areas within the Borborema project area in Pernambuco state. Regional geochemical sampling continued over the large Borborema project area, while at the Nazareno project, work focused on infill soil sampling, mapping, and geophysical surveys to refine targets for drilling during the second half of the year.

4

2017 Outlook

In 2017 Eldorado expects to produce 365,000-400,000 ounces of gold, including pre-commercial ounces from Olympias Phase II. Cash costs are forecasted at $485-535 per ounce, with all-in sustaining cash costs expected to range from $845-875 per ounce.

The Company’s balance sheet remains one of the strongest in its peer group, with approximately $874 million in cash, cash equivalents and term deposits and $250 million in undrawn credit lines. Sustaining capital for gold mining operations in 2017 is estimated to be approximately $70 million. Planned expenditures for mining development total $345 million. Exploration expenditures in 2017 are budgeted at $35 million (65% expensed and 35% capitalized), with a balanced focus on resource delineation and brownfield drilling at existing operations, advancing early-stage projects, and project generation.

Depreciation, depletion and amortization expense is expected to be approximately $335 per ounce of gold sold. General and administrative expense is expected to be approximately $45 million.

Corporate

In December 2016, the Company announced that Paul Wright, Eldorado’s current President and Chief Executive Officer, will retire from this role after the Annual General Meeting on April 27, 2017. Mr. Wright will be succeeded by Mr. George Burns, who will also join Eldorado’s Board of Directors. Mr. Wright will continue as a member of Eldorado’s Board of Directors, taking on the position of Vice-Chairman.

Mr. Ross Cory did not stand for re-election as a Director at the Company’s Annual Meeting of Shareholders. Mr. Cory served on the Board for over 13 years and the Company would like to thank him for his many years of service and dedication.

Conference Call

A conference call to discuss the details of the Company’s 2017 First Quarter Results will be held by senior management on April 28, 2017 at 8:30 AM PT (11:30 AM ET). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com

Conference Call Details		Replay (available until May 12, 2017)
Date:	Friday April 28, 2017	Toronto:	416 849 0833
Time:	8:30 am PT (11:30 am ET)	Toll Free:	855 859 2056
Dial in:	647 427 7450	Pass code:	9264 4727
Toll free:	888 231 8191

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, Greece, Romania, Serbia and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

5

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to the Company’s 2017 First Quarter Financial and Operational Results, including statements or information with respect to: our guidance and outlook, including expected production, projected cash cost, planned capital and exploration expenditures for 2017; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries, gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, and related timelines.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other metal price volatility; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory environment and restrictions, including environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; risks related to impact of the sale of our Chinese assets on the Company’s operations; additional funding requirements; currency fluctuations; litigation risks; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the full annual financial statements and related MD&A available on our website and on SEDAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, Chief Operating Officer for Eldorado Gold Corporation, and a "qualified person" as defined by Canadian Securities Administrators' National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Contacts

Investor Relations

Krista Muhr, Vice President Investor Relations & Corporate Communications

604.607.6701 or 1.888.363.8166 kristam@eldoradogold.com

Media

Louise Burgess, Director Communications & Government Relations

604.601.6679 or 1.888.363.8166 louiseb@eldoradogold.com

6

Gold Production Highlights (in US$)

	First Quarter 2017	First Quarter 2016	Full Year 2016	2017 Outlook[5]
Gold Production
Ounces Sold	74,068	133,467	483,461	n/a
Ounces Produced[1]	75,172	140,989	486,025	365,000 to 400,000
Cash Operating Cost ($/oz)[2,4]	466	603	579	485 to 535
Total Cash Cost ($/oz)[3,4]	483	658	621	n/a
Realized Price ($/oz - sold)	1,222	1,198	1,253	n/a
Kişladağ Mine, Turkey
Ounces Sold	52,783	52,679	211,284	n/a
Ounces Produced	52,644	52,376	211,161	230,000 to 245,000
Tonnes to Pad	3,227,406	4,046,896	16,565,254	n/a
Grade (grams / tonne)	1.13	0.73	0.80	n/a
Cash Operating Cost ($/oz)[4]	446	536	474	500 to 550
Total Cash Cost ($/oz)[3,4]	464	552	488	n/a
Efemçukuru Mine, Turkey
Ounces Sold	21,285	22,304	99,744	n/a
Ounces Produced	22,528	27,516	98,364	95,000 to 105,000
Tonnes Milled	115,794	116,487	476,528	n/a
Grade (grams / tonne)	6.77	7.96	7.4	n/a
Cash Operating Cost ($/oz)[4]	515	478	514	525 to 575
Total Cash Cost ($/oz)[3,4]	531	500	530	n/a
Tanjianshan Mine, China
Ounces Sold	-	14,053	49,266	n/a
Ounces Produced	-	14,053	49,266	n/a
Tonnes Milled	-	268,615	869,964	n/a
Grade (grams / tonne)	-	1.84	1.90	n/a
Cash Operating Cost ($/oz)[4]	-	852	819	n/a
Total Cash Cost ($/oz)[3,4]	-	1,083	970	n/a
Jinfeng Mine, China
Ounces Sold	-	26,096	66,902	n/a
Ounces Produced	-	25,935	68,195	n/a
Tonnes Milled	-	305,484	766,697	n/a
Grade (grams / tonne)	-	3.26	3.32	n/a
Cash Operating Cost ($/oz) [4]	-	726	705	n/a
Total Cash Cost ($/oz) [3,4]	-	807	791	n/a
White Mountain Mine, China
Ounces Sold	-	18,335	56,265	n/a
Ounces Produced	-	18,335	56,265	n/a
Tonnes Milled	-	206,090	717,145	n/a
Grade (grams / tonne)	-	3.25	2.78	n/a
Cash Operating Cost ($/oz) [4]	-	582	731	n/a
Total Cash Cost ($/oz) [3,4]	-	620	773	n/a
Olympias, Greece
Ounces Sold	-	-	-	n/a
Ounces Produced[1]	-	2,774	2,774	40,000 to 50,000
Tonnes Milled	-	87,350	87,350	n/a
Grade (grams / tonne)	-	2.47	2.47	n/a
Cash Operating Cost ($/oz)[4]	-	-	-	n/a
Total Cash Cost ($/oz)[3,4]	-	-	-	n/a

1 Ounces produced include production from tailings retreatment at Olympias.

2 Cost figures calculated in accordance with the Gold Institute Standard.

3 Cash operating costs, plus royalties and the cost of off-site administration.

4 Cash operating costs and total cash costs are non-IFRS measures. Please see our MD&A for an explanation and discussion of these.

5 Outlook assumes the following metal prices: Gold $1,150 per ounce; Silver $20 per ounce.

7

Eldorado Gold Corporation

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	March 31, 2017	December 31, 2016

		$	$
ASSETS
Current assets
Cash and cash equivalents		642,618	883,171
Term deposits		231,258	5,292
Restricted cash		244	240
Marketable securities		45,191	28,327
Accounts receivable and other		52,121	54,315
Inventories		126,913	120,830
		1,098,345	1,092,175
Other assets		11,938	48,297
Defined benefit pension plan		12,739	11,620
Property, plant and equipment		3,698,141	3,645,827
		4,821,163	4,797,919
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		104,397	90,705
		104,397	90,705
Debt	5	591,845	591,589
Defined benefit pension plan		10,928	10,882
Asset retirement obligations		89,710	89,778
Deferred income tax liabilities		442,933	443,501
		1,239,813	1,226,455
Equity
Share capital		2,819,821	2,819,101
Treasury stock		(8,000)	(7,794)
Contributed surplus		2,609,055	2,606,567
Accumulated other comprehensive income (loss)		7,653	(7,172)
Deficit		(1,934,800)	(1,928,024)
Total equity attributable to shareholders of the Company		3,493,729	3,482,678
Attributable to non-controlling interests		87,621	88,786
		3,581,350	3,571,464
		4,821,163	4,797,919

Approved on behalf of the Board of Directors

(Signed) John Webster                Director

(Signed) Paul N. Wright              Director

Please see the Financial Statements dated March 31, 2017 for notes to the accounts.

8

Eldorado Gold Corporation

Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of U.S. dollars except per share amounts)

For the quarter ended March 31	Note	2017	2016
		$	$
			(restated)*
Revenue			*See note 4
Metal sales		111,880	94,693

Cost of sales
Production costs		50,688	45,207
Inventory write-down		-	1,346
Depreciation and amortization		18,064	18,968
		68,752	65,521
Gross profit		43,128	29,172

Exploration expenses		5,247	1,961
Mine standby costs		1,031	9,558
Other operating items		2,133	-
General and administrative expenses		11,614	9,467
Defined benefit pension plan expense		831	283
Share based payments	7	5,128	3,701
Other write-down of assets		1,054	-
Foreign exchange loss (gain)		88	(3,440)
Operating profit		16,002	7,642

Loss on disposal of assets		307	289
Loss (gain) on marketable securities and other investments		(34)	4,317
Other expense (income)		(2,349)	1,695
Asset retirement obligation accretion		523	449
Interest and financing costs		1,110	5,695

Profit (loss) from continuing operations before income tax		16,445	(4,803)
Income tax expense		10,776	4,795
Profit (loss) from continuing operations		5,669	(9,598)
Profit (loss) from discontinued operations	4	(3,000)	5,705
Profit (loss) for the period		2,669	(3,893)

Attributable to:
Shareholders of the Company		3,834	(2,478)
Non-controlling interests		(1,165)	(1,415)
Profit (loss) for the period		2,669	(3,893)

Profit (loss) attributable to shareholders of the Company
Continuing operations		6,834	(7,938)
Discontinued operations		(3,000)	5,460
		3,834	(2,478)

Weighted average number of shares outstanding (thousands)
Basic		716,600	716,583
Diluted		717,283	716,583

Profit (loss) per share attributable to shareholders
of the Company:
Basic profit (loss) per share		0.01	(0.00)
Diluted profit (loss) per share		0.01	(0.00)

Profit (loss) per share attributable to shareholders
of the Company - continuing operations:
Basic profit (loss) per share		0.01	(0.01)
Diluted profit (loss) per share		0.01	(0.01)

Please see the Financial Statements dated March 31, 2017 for notes to the accounts.

9

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31	2017	2016
	$	$

Profit (loss) for the period	2,669	(3,893)
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets, net of income	14,720	9,689
tax of $2,144 and $nil
Transfer of realized loss on disposal of availabe-for-sale financial assets	-	4,336
Actuarial gains (losses) on defined benefit pension plans	105	(122)
Total other comprehensive income for the period	14,825	13,903
Total comprehensive income for the period	17,494	10,010

Attributable to:
Shareholders of the Company	18,659	11,425
Non-controlling interests	(1,165)	(1,415)
	17,494	10,010

Please see the Financial Statements dated March 31, 2017 for notes to the accounts.

10

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31	Note	2017	2016
		$	$
			(restated)*
Cash flows generated from (used in):			*See note 4
Operating activities
Profit (loss) for the period from continuing operations		5,669	(9,598)
Items not affecting cash:
Asset retirement obligation accretion		523	449
Depreciation and amortization		18,064	18,968
Unrealized foreign exchange loss		(74)	(647)
Deferred income tax expense (recovery)		(2,713)	(9,234)
Loss on disposal of assets		307	289
Other write-down of assets		1,054	-
Loss (gain) on marketable securities and other investments		(34)	4,317
Share based payments		5,128	3,701
Defined benefit pension plan expense		831	283
		28,755	8,528
Property reclamation payments		(591)	(80)
Changes in non-cash working capital	9	19,610	(15,315)
Net cash provided (used) by operating activities of continuing operations		47,774	(6,867)
Net cash provided by operating activities of discontinued operations		-	14,368

Investing activities
Purchase of property, plant and equipment		(73,837)	(59,320)
Proceeds from the sale of property, plant and equipment		1	384
Proceeds on production of tailings retreatment		-	3,878
Purchase of marketable securities		-	(1,834)
Proceeds from the sale of marketable securities		-	3,287
Value added taxes related to mineral property expenditures, net		23,584	(5,059)
Investment in term deposits		(225,966)	(913)
Decrease in restricted cash		(4)	(14)
Net cash used by investing activities of continuing operations		(276,222)	(59,591)
Net cash used by investing activities of discontinued operations		-	(5,141)

Financing activities
Issuance of common shares for cash		554	-
Dividend paid to shareholders		(10,610)	-
Purchase of treasury stock		(2,049)	-
Net cash used by financing activities of continuing operations		(12,105)	-

Decrease in cash and cash equivalents		(240,553)	(57,231)
Cash and cash equivalents - beginning of period		883,171	288,189
Cash and cash equivalents - end of period		642,618	230,958

Please see the Financial Statements dated March 31, 2017 for notes to the accounts.

11

Eldorado Gold Corporation

Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	2017	2016
	$	$
Share capital
Balance beginning of period	2,819,101	5,319,101
Shares issued upon exercise of share options, for cash	554	-
Transfer of contributed surplus on exercise of options	166	-
Balance end of period	2,819,821	5,319,101

Treasury stock
Balance beginning of period	(7,794)	(10,211)
Purchase of treasury stock	(2,049)	-
Shares redeemed upon exercise of restricted share units	1,843	2,196
Balance end of period	(8,000)	(8,015)

Contributed surplus
Balance beginning of period	2,606,567	47,236
Share based payments	4,497	3,134
Shares redeemed upon exercise of restricted share units	(1,843)	(2,196)
Recognition of other non-current liability and related costs	-	(1,416)
Transfer to share capital on exercise of options	(166)	-
Balance end of period	2,609,055	46,758

Accumulated other comprehensive loss
Balance beginning of period	(7,172)	(20,572)
Other comprehensive income for the period	14,825	13,903
Balance end of period	7,653	(6,669)

Deficit
Balance beginning of period	(1,928,024)	(1,583,873)
Dividends paid	(10,610)	-
Profit (loss) attributable to shareholders of the Company	3,834	(2,478)
Balance end of period	(1,934,800)	(1,586,351)
Total equity attributable to shareholders of the Company	3,493,729	3,764,824

Non-controlling interests
Balance beginning of period	88,786	169,755
Profit (loss) attributable to non-controlling interests	(1,165)	(1,415)
Balance end of period	87,621	168,340

Total equity	3,581,350	3,933,164

Please see the Financial Statements dated March 31, 2017 for notes to the accounts.

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